UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Amendment to Research Funding Agreement

In 2013, Affimed N.V. (“Affimed” or the “Company”) entered into a research funding agreement with The Leukemia & Lymphoma Society, or LLS, for the clinical development of AFM13 in Hodgkin lymphoma. Pursuant to the research funding agreement, LLS agreed to co-fund the clinical phase 2a development of AFM13 and to contribute up to approximately $4.4 million (€4.0 million) over two years to support the project. The research funding agreement was amended in June 2016 to reflect a shift in development focus of AFM13. Recent changes within the rapidly evolving cancer immunotherapy treatment landscape have resulted in a shift to development of combination therapeutic approaches. Having successfully established a collaboration with Merck in January 2016 to test AFM13 in combination with Keytruda® in relapsed/refractory Hodgkin lymphoma patients, Affimed has prioritized the development of AFM13 as a combination therapy, which the Company announced in its 1Q16 update in May 2016. Consequently, Affimed has agreed with LLS to amend the research funding agreement so that the milestones now relate primarily to the development of AFM13 as a combination therapy.

Option Grant

On June 21, 2016, Affimed granted 140,000 options to purchase its common shares to members of its supervisory board at an exercise price of $3.05 per share (the “Option Grant”). The Option Grant was made pursuant to the Company's Equity Incentive Plan 2014, which was established on September 17, 2014, and included the one-time additional grant of awards approved by the Company's shareholders at its Annual General Meeting.

As part of the Option Grant, Thomas Hecht received 40,000 stock options, Richard Stead received 20,000 stock options, Ferdinand Verdonck received 20,000 stock options, Berndt Modig received 20,000 stock options, Ulrich Grau received 20,000 stock options, and Bernhard Ehmer received 20,000 stock options. All of the stock options will vest in four quarterly installments and will be fully vested on June 21, 2017.

As required under Dutch law, the Option Grant was reported to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) on June 28, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, July 1, 2016.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer